Axonics Modulation Technologies, Inc.

26 Technology Drive

Irvine, California 92618

October 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Geoff Kruczek

Re:	Axonics Modulation Technologies, Inc.
Registration Statement on Form S-1
Filed on October 5, 2018 (as amended)
File No. 333-227732
Request for Acceleration

Acceleration Request

Request Date: October 30, 2018

Request Time: 4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Kruczek:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Axonics Modulation Technologies, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-227732), to become effective at 4:00 p.m. Eastern Time on October 30, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Jason C. Dreibelbis at (949) 623-3543.

Sincerely,

AXONICS MODULATION TECHNOLOGIES, INC.

By:	/s/ Raymond W. Cohen
Raymond W. Cohen
Chief Executive Officer

cc:	Michael Williamson, Axonics Modulation Technologies, Inc.

Michael A. Hedge, K&L Gates LLP

Jason C. Dreibelbis, K&L Gates LLP